ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER'S DIRECT LINE 414.297.5678 pgquick@foley.com

March 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Harley-Davidson, Inc.
Commission File Number: 1-9183
Preliminary Proxy Materials Relating to 2020 Annual Meeting
of Shareholders

Ladies and Gentlemen:

On behalf of Harley-Davidson, Inc., a Wisconsin corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2020 Annual Meeting of Shareholders (the “Annual Meeting”).

On January 24, 2020, the Company received a notice from Impala Master Fund Ltd. (“Impala”) stating its intention to propose two director nominees for election at the Annual Meeting. The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials contain comments upon and references to (i) Impala’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Company’s director nominees for election at the Annual Meeting and (ii) a proposal by the Company that its shareholders approve amendments to the Company’s Restated Articles of Incorporation to allow the Company to implement proxy access.

In addition, the Preliminary Proxy Materials contain a proposal that the Company’s shareholders approve the Harley-Davidson, Inc. 2020 Incentive Stock Plan (the “Plan”). In accordance with Instruction 5 of Item 10 of Schedule 14A under the Exchange Act, we hereby advise you on behalf of the Company that the Company intends to file a Registration Statement on Form S-8 to register the shares of the Company’s common stock that the Company will be authorized to issue under the Plan (assuming the Company’s shareholders approve the Plan) as soon as practicable and in any event prior to the time that any shares of the Company’s common stock will be issued under the Plan and prior to the time that any employee will be entitled to exercise any option relating to the shares.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to April 9, 2020 by sending to its shareholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended December 31, 2019. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 297-5678 or pgquick@foley.com or to John K. Wilson at (414) 297-5642 or jkwilson@foley.com.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

March 13, 2020

Thank you very much.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:	Paul J. Krause
Assistant Secretary
Harley-Davidson, Inc.